Exhibit 99.217

Ontario

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs

Certificate of Amendment

Certificat de modification

Business Corporations Act

Loi sur les sociétés par actions

VALOUR INC.

Corporation Name / Dénomination sociale

1806566

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

June 01, 2022 / 01 juin 2022

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment

Certified a true copy of the record of the Ministry of Government and Consumer Services.

V. Quintanilla W.

Director/Registrar

Ce certificat de modification n'est pas complet s'il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services gouvernementaux et des Services aux consommateurs.

V. Quintanilla W.

Directeur ou registrateur